UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 26) *

M & F Worldwide Corp.
__________________________________________________________________________________
(Name of Issuer )

Common Stock, par value $.01 per share
__________________________________________________________________________________
(Title of Class of Securities)

552541104
________________________________________________________________________________
(CUSIP Number)

Barry F. Schwartz
35 East 62nd Street
New York, New York 10065
(212) 572-8600

____________________________________________________________________
( Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2009
_________________________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.		Name of Reporting Person. I.R.S. Identification No. of above person MacAndrews & Forbes Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 8,194,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 8,194,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 8,194,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 42.38%
14.		Type of Reporting Person CO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings One LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,248,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,248,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 7,248,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 37.49%
14.		Type of Reporting Person OO

1.		Name of Reporting Person. I.R.S. Identification No. of above person MFW Holdings Two LLC
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Source of Funds WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 0
	8.	Shared Voting Power 946,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 946,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 946,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 4.89%
14.		Type of Reporting Person OO

This statement amends and supplements the Statement on Schedule 13D dated June 26, 1995, as amended by Amendment No. 1 thereto dated July 31, 1995, Amendment No. 2 thereto dated February 8, 1996, Amendment No. 3 thereto dated July 8, 1996, Amendment No. 4 thereto dated October 25, 1996, Amendment No. 5 thereto dated November 27, 1996, Amendment No. 6 thereto dated August 1, 1997, Amendment No. 7 thereto dated June 9, 1998, Amendment No. 8 thereto dated December 6, 1999, Amendment No. 9 thereto dated August 15, 2000, Amendment No. 10 thereto dated November 13, 2000, Amendment No. 11 thereto dated April 20, 2001, Amendment No. 12 thereto dated April 24, 2001, Amendment No. 13 thereto dated October 17, 2001, Amendment No. 14 thereto dated November 16, 2001, Amendment No. 15 thereto dated December 28, 2001, Amendment No. 16 thereto dated July 29, 2002, Amendment No. 17 thereto dated December 4, 2002, Amendment No. 18 thereto dated November 7, 2003, Amendment No. 19 thereto dated November 14, 2003, Amendment No. 20 thereto dated September 14, 2004, Amendment No. 21 thereto dated June 6, 2005, Amendment No. 22 thereto dated March 22, 2007, Amendment No. 23 thereto dated May 23, 2007, Amendment No. 24 thereto dated November 29, 2007 and Amendment No. 25 thereto dated June 16, 2008  (as so amended, the "Schedule 13D"), filed with the Securities and Exchange Commission by MacAndrews & Forbes Holdings Inc. (formerly Mafco Holdings Inc.), a Delaware corporation ("MacAndrews & Forbes Holdings"), MFW Holdings One LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings One"), MFW Holdings Two LLC, a limited liability company formed under the laws of the state of Delaware ("Holdings Two"), Mafco Consolidated Group Inc., a Delaware corporation, Mafco Consolidated Holdings Inc. (formerly C&F (Parent) Holdings Inc.), a Delaware corporation, and PX Holding Corporation, a Delaware corporation, as the case may be, in connection with their ownership of shares of common stock, par value $.01 per share ("Common Stock"), of M & F Worldwide Corp. (formerly Power Control Technologies Inc.), a Delaware corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended by adding the following at the end thereof:

(a)-(c)   A restated Schedule I, which includes the identity, business address and occupation or employment information for the directors of MacAndrews & Forbes Holdings and the executive officers of each of the Reporting Persons, is attached hereto.

Each of the persons named on Schedule I (the “Schedule I Persons”) is a United States citizen. During the last five years, none of the Reporting Persons or the Schedule I Persons has (i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4. Purpose of Transaction.

Item 4 is hereby amended by adding the following at the end thereof:

(a)-(j)   As previously disclosed in Amendment No. 22 to the Schedule 13D, depending on market conditions and other factors, MacAndrews & Forbes Holdings and its affiliates may seek to acquire additional shares of Common Stock through open market purchases, block purchases or otherwise.

On January 20, 2009, the Company and MacAndrews & Forbes Holdings entered into a Stockholders Agreement (the “Agreement”).

Pursuant to the Agreement, MacAndrews & Forbes Holdings agreed to provide advance notice and make certain representations and warranties to the Company, in the event of certain future acquisitions of Common Stock of the Company.  MacAndrews & Forbes Holdings also represented and warranted to the Company that, among other things, as of the date of the Agreement, the intentions of MacAndrews & Forbes Holdings regarding future acquisitions of the Company’s Common Stock are as disclosed in Amendment No. 22 to the Schedule 13D.  In addition, MacAndrews & Forbes Holdings agreed that, so long as the Company has public equity securities outstanding, MacAndrews & Forbes Holdings will use best efforts to assure that the Company will continue to maintain a Board of Directors comprised of a majority of independent directors (under applicable stock exchange rules) and nominating and compensation committees comprised solely of independent directors.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed as Exhibit 31 hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended by adding the following at the end thereof:

(a)-(b)  As of September 30, 2008, there were 19,333,931 shares of Common Stock outstanding.  Holdings One beneficially owns 7,248,000 shares of Common Stock, representing approximately 37.49% of the Common Stock outstanding.  Holdings Two beneficially owns 946,000 shares of Common Stock, representing approximately 4.89% of the Common Stock outstanding.  MacAndrews & Forbes Holdings may be deemed to have beneficial ownership of 8,194,000 shares of Common Stock (representing approximately 42.38% of the Common Stock outstanding or deemed outstanding under the rules of the Securities and Exchange Commission), which includes the 7,248,000 shares of Common Stock beneficially owned by Holdings One and the 946,000 shares of Common Stock beneficially owned by Holdings Two that MacAndrews & Forbes Holdings may be deemed to share beneficial ownership of by virtue of MacAndrews & Forbes Holdings’ ownership of 100% of the common interests of each of Holdings One and Holdings Two.

Ronald O. Perelman, Director, Chairman and Chief Executive Officer of MacAndrews & Forbes Holdings, may be deemed to beneficially own all the shares of Common Stock beneficially owned by MacAndrews & Forbes Holdings, Holdings One and Holdings Two.  Mr. Perelman also beneficially owns 200,000 shares of Common Stock representing approximately 1.0% of the Common Stock outstanding.

Barry F. Schwartz, the Executive Vice Chairman of MacAndrews & Forbes Holdings, Chief Executive Officer of the Company, and Executive Vice Chairman of Holdings One and Holdings Two, beneficially owns 10,000 shares of Common Stock, representing approximately 0.05% of the Common Stock outstanding.

Paul G. Savas, the Executive Vice President and Chief Financial Officer of MacAndrews & Forbes Holdings, and Executive Vice President of Holdings One and Holdings Two, beneficially owns 6,000 shares of Common Stock, representing approximately 0.03% of the Common Stock outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following at the end hereof:

As described under Item 4, on January 20, 2009, the Company and MacAndrews & Forbes Holdings entered into the Agreement.  A copy of the Agreement is attached hereto as Exhibit 31 and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following at the end thereof:

Exhibit 31	Stockholders Agreement, dated January 20, 2009, by and between M & F Worldwide Corp. and MacAndrews & Forbes Holdings Inc.

SIGNATURE

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2009	MacAndrews & Forbes Holdings Inc.

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

MFW Holdings One LLC
MFW Holdings Two LLC

	By:	/s/ Barry F. Schwartz
	Name:	Barry F. Schwartz
	Title:	Executive Vice Chairman

SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
MACANDREWS & FORBES HOLDINGS INC., MFW HOLDINGS ONE LLC
AND MFW HOLDINGS TWO LLC

The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors of MacAndrews & Forbes Holdings Inc. and the executive officers of each of the Reporting Persons, are set forth below. If no business address is given, the director's or officer's address is MacAndrews & Forbes Holdings Inc., 35 East 62nd Street, New York, New York 10021.

MACANDREWS & FORBES HOLDINGS INC.

Name and Position
(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Ronald O. Perelman	Director, Chairman and Chief Executive Officer
of MacAndrews & Forbes Holdings Inc.

Barry F. Schwartz	Executive Vice Chairman
of MacAndrews & Forbes Holdings Inc.

Michael Mitchell	Executive Vice President and General Counsel
of MacAndrews & Forbes Holdings Inc.

Paul G. Savas	Executive Vice President and Chief Financial Officer
of MacAndrews & Forbes Holdings Inc.

MFW HOLDINGS ONE LLC

Name and Position
(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Barry F. Schwartz	Executive Vice Chairman
of MFW Holdings One LLC

Michael Mitchell	Executive Vice President and General Counsel
of MFW Holdings One LLC

Paul G. Savas	Executive Vice President of MFW Holdings One LLC

MFW HOLDINGS TWO LLC

Name and Position
(if different from	Present Principal
Principal Occupation	Occupation or Employment
or Employment)	and Address
-------------------------	------------------------------------------------
Barry F. Schwartz	Executive Vice Chairman
of MFW Holdings Two LLC

Michael Mitchell	Executive Vice President and General Counsel
of MFW Holdings Two LLC

Paul G. Savas	Executive Vice President of MFW Holdings Two LLC

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 31	Stockholders Agreement, dated January 20, 2009, by and between M & F Worldwide Corp. and MacAndrews & Forbes Holdings Inc.